SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the months of July, 1999


                      Bonso Electronics International Inc.
                      ------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                        Fo Tan, Shatin, N.T., Hong Kong
                        -------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F  X        Form 40-F


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes       No X

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
------------------------------------                                ------------

Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                           1919 Yacht Loinia
Hong Kong                                            Newport Beach, CA 92660 USA
                                                       Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
                        ANNOUNCES FISCAL YEAR END RESULTS


HONG KONG ....July 7, 1999. Bonso Electronics International Inc. (the "Company")
(NASDAQ: BNSO and BNSOW) reports that revenue for the fiscal year ended March 31, 1999, decreased 45% to $13,046K as compared to revenue of $23,716K in the previous fiscal year. Operating income after charging research and development expenses in connection with a telephone project of $392K was $244K for the year ended March 31, 1999, a decrease of 90% compared to $2,354K in operating income for the year ended March 31, 1998. Net income dropped 99% to $14K or $0.0045 basic earnings per share, for the current reporting period over net income of $2,275K, or $0.8 basic earnings per share, reported for the fiscal year ended March 31, 1998..

Mr. Anthony So, Chairman and Chief Executive Officer of the Company, stated "although we suffered financially in this fiscal year because of reduced orders from two major customers and the research and development costs incurred for a telephone project, I am pleased to report that we have successfully negotiated with several new customers for diversified contract manufacturing services. One of them is a well known United States laboratory scale producer, and shipments commenced in late March 1999".

Continuing, Mr. So added, "we are optimistic that we will be able to secure additional new contracts for both our old and new product lines, including our new glass body scales, kitchen scales, pocket scales, and laboratory scales. We also recognize that our customer base must be broadly diversified so that we can avoid reductions to our revenue and earnings, in the event that a major client reduces or stops doing business with the Company.

Bonso Electronics' primary goal is to become a manufacturing resource for major OEM producers, who will come to rely on Bonso's state-of-the-art and cost-efficient manufacturing abilities. In order to facilitate this, the Company is introducing "just-in-time" manufacturing total quality management and performance management systems to enhance its manufacturing efficiencies and minimize production costs. Mr. So said that he is optimistic that these measures will result in increased revenue and earnings to the Company in the coming year.

Today, Bonso is aggressively pursuing opportunities to enhance value in the Company. For example, Bonso has developed a unique bathroom scale that offers significant value advantages to its OEM customers. Further, the Company is in discussions with a number of significant scale companies that have expressed interest in this product. Our revolutionary new four load cell design provides the accuracy of a strain gauge scale at approximately the same cost of the old fashioned pulse count scale. We are very excited about this opportunity, because we believe it represents a significant market opportunity.

Bonso Electronics designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health products include electronic thermometers and blood pressure meters.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                                       ###
FINANCIAL HIGHLIGHTS--TO FOLLOW

              BONSO ELECTRONICS INTERNATIONAL INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                      (Expressed in United States Dollars)
                                     audited

                                                               March 31
                                                     --------------------------
                                                         1998            1999
                                                         ----            ----
                                                           $               $
ASSETS

Current Assets:

     Cash and cash equivalents                           448,454        271,447
     Restricted cash deposits                            952,267      1,011,688
     Trade receivables, net                              964,958        362,236
     Inventories, net                                  5,966,700      4,697,928
     Notes receivable                                    340,518        690,449
     Deferred income tax assets - current                 35,088         31,251
     Other receivables, deposits and prepayments         400,924        243,231
                                                     -----------    -----------

         Total current assets                          9,108,909      7,308,230

Deposits                                                 447,735           --

Deferred income tax assets - note current                 38,430         81,223

Property, plant & equipment

     Leasehold land and buildings                      7,259,414      8,997,073
     Construction in progress                            785,364           --
     Plant and machinery                               3,385,846      3,495,632
     Molds                                             2,108,967      2,112,608
     Furniture, fixtures and equipment                 2,122,805      2,661,718
     Motor vehicles                                      306,946        306,979
                                                     -----------    -----------

                                                      15,969,342     17,574,010
Less accumulated depreciation and amortization        (4,917,853)    (6,303,179)
                                                     -----------    -----------

Net property, plant and equipment                     11,051,489     11,270,831
                                                     -----------    -----------

Total assets                                          20,646,563     18,660,284
                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank overdrafts                                     600,721        643,278
     Notes payable                                     2,260,384        581,349
     Accounts payable                                  1,560,954      1,135,910
     Accrued charges and deposits                        482,222        516,458
     Income taxes payable                                 30,000         11,667
     Short-term loans                                    338,632        720,129
     Current portion of long-term debt and
       capital lease obligations                         652,041        383,409
                                                     -----------    -----------

         Total Current Liabilities                     5,924,954      3,992,200


Long-term debt and capital lease obligations, net
  of current maturities                                  242,889         42,397

Commitments and contingencies

Shareholders' equity

     Common stock, par value $0.003 per share,
       - authorized shares - 23,333,334,
       - issued and  outstanding shares - 2,919,159        8,485          8,753
     Additional paid-in capital                        8,724,503      8,935,705
     Promissory note receivable from shareholder      (1,350,000)    (1,430,000)
     Common stock subscribed                           1,350,000      1,350,000
     Retained earnings                                 5,512,204      5,525,958
     Accumulated other comprehensive income              233,528        235,271
                                                     -----------    -----------

                                                      14,478,720     14,625,687
                                                     -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            20,646,563     18,660,284
                                                     ===========    ===========



                      BONSO ELECTRONICS INTERNATIONAL, INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                     audited


                                                      Year Ended March 31,
                                           -----------------------------------------
                                              1997            1998           1999
                                              ----            ----           ----
Sales                                      $    16,989    $    23,716    $    13,046
Cost of Sales                                  (12,096)       (17,072)        (8,812)
                                           -----------    -----------    -----------
Gross Profits                                    4,893          6,644          4,234
Operating Expenses:
  Selling expenses                                 433            420            197
  Salaries and related costs                     1,973          1,897          1,626
  Research and development expenses                122            159            566
  Administration and general expenses            1,609          1,814          1,601
  Net gain on liquidation of a joint
       venture company                            (160)
                                           -----------    -----------    -----------
Income from Operations                             916          2,354            244
Interest Income                                     64             74             64
Other income                                       102            243             53
Foreign exchange (losses)/gains                   (136)            35             38
Interest expenses                                 (532)          (504)          (446)
Less: Interest capitalized                          61             46             25
                                           -----------    -----------    -----------

Income/(loss) before income taxes                  475          2,248            (22)
Income Tax Benefit                                  71             27             36
                                           -----------    -----------    -----------
Net income                                         546          2,275             14
Other Comprehensive Income, net of tax
Foreign currency translation adjustments           163             43              2
                                           -----------    -----------    -----------
Comprehensive income                               709          2,318             16
                                           ===========    ===========    ===========

Per share amounts (in dollars):
  Earnings per share
   Basic                                   $    0.1934    $    0.8039    $    0.0045
   Diluted                                      0.1921         0.7257         0.0037
Weighted average shares outstanding          2,825,949      2,829,448      3,079,219



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BONSO ELECTRONICS INTERNATIONAL INC.
                                               (Registrant)



Date: July 19, 1999                  By: /s/ Henry F. Schlueter
      -------------                     ----------------------
                                        Henry F. Schlueter,
                                        Assistant Secretary